COLLATERAL AGREEMENT

     This Collateral Agreement (this "Agreement") is made by and between Dixie Rice Agricultural Corporation, Inc., a Louisiana corporation ("Dixie"), and Valhi Holding Company, a Delaware corporation ("VHC"), as of the 25th day of August, 2005.

                                    Recitals

     A. Dixie and Southern Methodist University ("SMU") have entered into that certain Loan and Pledge Agreement dated August 18, 1986 (the "Loan Agreement"), pursuant to which SMU has agreed to advance Dixie up to $1,500,000.00 in loans.

     B. SMU requires, among other things, that Dixie pledge shares of stock with a market value of not less than two hundred percent (200%) of the outstanding principal balance of the loans advanced under the Loan Agreement.

     C. Dixie does not currently hold securities that will qualify as collateral under the Loan Agreement.

     D. On August 24, 2005, in order to assist Dixie with its pledge obligation, Contran Corporation, a Delaware corporation and an affiliate of Dixie and VHC ("Contran"), had pledged 50,000 shares (the "Old Shares") of the common stock, par value $0.01 per share (the "Valhi Common Stock"), of Valhi, Inc., a Delaware corporation, for a collateral fee Dixie paid to Contran.

     E. On August 25, 2005, Contran contributed the Old Shares to VHC subject to all existing liens.

     F. VHC has agreed to pledge 50,000 shares of the Valhi Common Stock as collateral under the Loan Agreement in exchange for the Old Shares.

                                    Agreement

     In consideration of the mutual premises, representations and covenants herein contained, the parties hereto mutually agree as follows.

     Section 1. VHC agrees to pledge, as collateral under the Loan Agreement, 50,000 shares of Valhi Common Stock owned by VHC, or such greater number of shares that shall have from time to time a market value of at least the value required by the Loan Agreement (the "New Shares").

     Section 2. As consideration for pledging the New Shares, Dixie shall pay to VHC a fee equal to an annual rate of 0.5% of the average daily principal loan balance outstanding, during periods in which any portion of the New Shares are pledged, under the Loan Agreement, payable quarterly on each March 31, June 30, September 30, and December 31.

     Section 3. Dixie agrees to indemnify VHC against any loss or incremental cost resulting from the pledge of the New Shares under the Loan Agreement.

     Section 4. Dixie  agrees   to   use  its  best  efforts  to  deliver  stock
certificates representing the Old Shares to VHC shortly after the delivery of the New Shares to SMU.

     Section 5. The Agreement may be terminated by either party hereto by giving the other party thirty (30) days written notice of such termination.

     Executed as of the date first above written.

                                DIXIE RICE AGRICULTURAL CORPORATION, INC.




                                By:/s/ Bobby D. O'Brien
                                   --------------------------------------
                                   Bobby D. O'Brien, Vice President


                                VALHI HOLDING COMPANY




                                By:/s/ Gregory M. Swalwell
                                   --------------------------------------
                                   Gregory M. Swalwell, Vice President